March 11, 2026

Christopher Tucker
Chief Financial Officer
ESCO TECHNOLOGIES INC
645 Maryville Centre Drive, Suite 300
St. Louis , MO 63141

       Re: ESCO TECHNOLOGIES INC
           Form 10-K for the Fiscal Year Ended September 30, 2025
           Filed December 1, 2025
           File No. 001-10596
Dear Christopher Tucker:

       We have reviewed your March 3, 2026 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 24, 2026 letter.

Form 10-K for the Fiscal Year Ended Setpember 30, 2025
Notes to Consolidated Financial Statements
Note 10. Business Segment Information, page F-28

1. We note your response to prior comment 2, including your proposed reconciliation of segment assets to consolidated assets. Please tell us how you determined the line
       currently titled    Corporate Assets    contains no significant items
that should be separately
       identified and described. For example, it appears almost half of
Corporate Assets    may
       consist of goodwill not allocated to segments, and other acquired intangible assets not allocated to segments may represent a significant portion of the remainder. See ASC
       280-10-50-31 and 280-10-55-49 for guidance.
 March 11, 2026
Page 2

       Please contact SiSi Cheng at 202-551-5004 or Jennifer Thompson at 202-551-3737 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing